EXHIBIT 99.1

illumin Reports First Quarter 2023 Financial Results

Total Revenue of $26.5 million Up 11.2%
First Quarter illumin Revenue Grew 113% YoY
illumin Self-Serve Client Growth of 74%

(All monetary figures are expressed in Canadian dollars unless otherwise stated)

TORONTO and NEW YORK, May 11, 2023 (GLOBE NEWSWIRE) -- illumin (TSX:ILLM, Nasdaq:ILLM) (“illumin” or “Company”), a Journey Advertising technology company that empowers marketers to make smarter decisions about communicating with online consumers, today announced its financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights

  Total company first quarter 2023 revenue was $26.5 million, an increase of 11.2% year over year, reflecting the benefits of our strategic investments in sales, marketing, and product development.
  First quarter illumin revenue rose 113% year over year to $16.7 million, or 63% of total revenue.
  illumin self-serve revenue was $2.2 million, up from $0.1 million in Q1 2022, while down modestly on a sequential basis due to typical self-serve customer seasonality and spending trends following year-end. It also grew to 8.3% of total revenue, up from 6% in Q4 2022 and exited the first quarter at an annualized revenue run rate of over $12 million.
  illumin’s self-serve client base grew 74% in the quarter, which is expected to drive additional revenue growth in 2023.
  First quarter 2023 gross margin was 47.1%, compared to 50.0% for the same period in 2022, partially reflecting changes in geographic mix.
  Net revenue or gross profit (revenue less media costs) for the three months ended March 31, 2023 was $12.5 million, compared to $11.9 million for the same period in 2022.
  Adjusted EBITDA loss was $(1.3) million for the first quarter, compared to a gain of $0.2 million in the prior year period, reflecting continuing strategic investments in R&D, sales and marketing to support illumin’s growth.
  Q1 2023 net loss was $(3.6) million, up $0.7 million compared to a net loss of $(4.3) million in Q1 2022.
  At March 31, 2023, the Company had cash and cash equivalents of $80.2 million, compared to $85.9 million at year-end. This decrease was largely attributable to net loan and lease payments, technology investments, capital expenditures, and to a lesser extent lower seasonal sales impacting cash from operations.

“We reported solid total revenue growth of over 11% in the first quarter, driven by 113% growth from illumin, our unique consumer journey platform,” said Tal Hayek, Co-Founder and Chief Executive Officer of illumin. “illumin continues to be a substantial growth driver for us both in overall revenue and its contribution to total revenue, which was 63% for the quarter. Our recent company rebrand to illumin and ticker symbol change reflects the anticipated importance of this revolutionary technology platform to our revenue growth and overall company mission of enabling brands and agencies to reach consumers at every stage of the marketing journey.”

Mr. Hayek continued, “Despite self-serve sales seasonality, we saw a sharp increase in new self-serve customers of 74%, adding 40 new logos in the quarter. This client growth, along with our large self-serve demo pipeline and strong rate of conversion are strong indicators of illumin’s potential self-serve growth. Our recent focus has been on pursuing long-term self-serve contracts, with terms greater than one year and guaranteed revenue minimums. As a result, we are seeing an increasing number of illumin self-serve contracts with these terms. Over time, we anticipate this will provide us with increased revenue visibility.”

Elliot Muchnik, illumin’s Chief Financial Officer, commented, “Once again our strategic investments in illumin have had positive effects on our business, contributing to exceptional customer feedback and strong illumin first quarter sales growth. Our adjusted EBITDA results were in line with our expectations, reflecting our continued execution of this successful strategy to support illumin’s future growth and brand awareness. We will, of course, continue to monitor the macroeconomic environment, but currently expect significant improvement in second quarter revenues and EBITDA.”

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for the periods ended:

($000s)	Three months ended
	March 31,	March 31,
	2023	2022 (As restated)
Net loss for the period	$(3,562)	$(4,250)
Adjustments:
Finance costs (income)	(717)	146
Foreign exchange loss	54	1,791
Depreciation and amortization	1,491	1,204
Income tax expense (recovery)	70	(48)
Share-based compensation	1,342	1,240
Severance expenses	43	14
Other expenses	-	79
Total adjustments	2,283	4,426
Adjusted EBITDA	$(1,279)	$176

Conference Call Details:

Date: Thursday, May 11th, 2023
Time: 8:30AM Eastern Time

To register for the conference call webcast and presentation, please visit
https://illumin.com/investor-information/earnings-call/

Please connect at 15 minutes prior to the conference call to ensure time for any software download that may be needed to hear the webcast.

A recording of the conference call webcast will be available after the call by visiting the Company’s website at https://illumin.com/investor-information/.

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS measures including “revenue less media costs”, “revenue less media costs margin”, “Adjusted EBITDA” and “Adjusted Net Income (Loss)” (as well as other measures discussed elsewhere in this press release).

The term “revenue less media costs margin” refers to the amount that “revenue less media costs” represents as a percentage of total revenue for a given period, while the term “revenue less media costs” refers to the net amount of revenue after deducting direct media costs. Revenue less media costs is used for internal management purposes as an indicator of the performance of the Company’s solution in balancing the goals of delivering excellent results to advertisers while meeting the Company’s margin objectives and, accordingly the Company believes it is useful supplemental information.

“Adjusted EBITDA” refers to net income (loss) after adjusting for finance costs, impairment loss, fair value gain, income taxes, foreign exchange gain (loss), depreciation and amortization, share-based compensation, acquisition and related integration costs, severance expenses and adjustments to the carrying value of investment tax credits receivable. The Company believes that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities before taking into consideration how those activities are financed and taxed and also prior to taking into consideration depreciation of property and equipment and certain other items listed above. It is a key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

“Adjusted Net Income (Loss)” refers to net income (loss) after adjusting for non-cash items such as impairment loss, fair value gain, depreciation and amortization, share-based compensation, and foreign exchange gain/loss. The Company believes that Adjusted Net Income (Loss) is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities on a cash basis. It is another key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We believe that securities analysts, investors, and other interested parties frequently use non-IFRS measures in the evaluation of issuers, and that these non-IFRS measures in particular are relevant to their analysis of the Company.

About illumin:

illumin is a journey advertising platform that enables marketers to reach consumers at every stage of their journey by leveraging advanced machine learning algorithms and real-time data analytics. The company’s mission is to illuminate the path for brands to connect with their customers through the power of data-driven advertising. Headquartered in Toronto, Canada, illumin serves clients across North America, Latin America, and Europe. illumin is a business name of AcuityAds Holdings Inc., which the Company uses as an operating name for its business.

Disclaimer in regards to forward-looking statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. These statements may relate to the Company’s future financial outlook, financial position, anticipated events, results, success of its work from home policies, the Company’s strategy with respect to the illumin platform. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The COVID-19 pandemic has had, and may continue to have, a broad impact across industries and the economy, including impacts on our operations and our employees, suppliers, partners, merchants and their customers and it is difficult to predict how significant the adverse impact of the pandemic will continue to be on the global and domestic economy, the business, operations and financial position of the Company’s clients and the business, operations and financial position of the Company. Investors are cautioned not to put undue reliance on forward-looking statements. Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023 for the fiscal year ended December 31, 2022 (the "AIF") and the Company’s Management Discussion and Analysis for the three months ended March 31, 2023 dated May 11, 2023 (the “MD&A”). A copy of the AIF, MD&A and the Company's other publicly filed documents can be accessed under the Company's profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (the “EDGAR”) at www.sec.gov. The Company cautions that the list of risk factors and uncertainties described in the AIF and the MD&A are not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties, and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. Except as required by law, illumin does not intend, and undertakes no obligation, to update any forward-looking statement to reflect, in particular, new information or future events.

For further information, please contact:

Daniel Gordon Investor Relations Manager AcuityAds Holdings Inc. 416-218-9888 ext. 5313 investors@acuityads.com	Babak Pedram Investor Relations – Canada Virtus Advisory Group Inc. 416-644-5081 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com

Please note that the following financial information is an extract from the Company’s Condensed Interim Consolidated Financial Statements (unaudited) for the three months ended March 31, 2023 and 2022 (the “Financial Statements”) provided for readers’ convenience and should be viewed in conjunction with the Notes to the Financial Statements which are an integral part of the statements. The full Financial Statements and MD&A for the period may be found by accessing SEDAR and EDGAR.

AcuityAds Holdings Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
(Unaudited)

	March 31, 2023	December 31, 2022
Assets

Current assets
Cash and cash equivalents	$80,151	$85,941
Accounts receivable	27,083	33,792
Income tax receivable	848	848
Prepaid expenses and other	4,028	3,153

	112,110	123,734
Non-current assets
Deferred tax asset	449	449
Other assets	239	248
Property and equipment	6,401	7,117
Intangible assets	5,998	5,229
Goodwill	4,870	4,870

	130,067	141,647

Liabilities

Current liabilities
Accounts payable and accrued liabilities	18,909	26,545
Income tax payable	60	43
Borrowings	2,816	4,032
Lease obligations	2,744	2,882

	24,529	33,502
Non-current liabilities
Borrowings	697	191
Deferred tax liability	1,060	1,060
Lease obligations	3,175	3,768

	29,461	38,521

Shareholders’ equity	100,606	103,126

	130,067	141,647

AcuityAds Holdings Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in thousands of Canadian dollars)
(Unaudited)
For the three months ended March 31, 2023 and 2022

	2023	2022 (As restated)
Revenue
Managed services	$16,950	$15,765
Self-service	9,546	8,056

	26,496	23,821

Media costs	14,018	11,901

Gross profit	12,478	11,920

Operating expenses
Sales and marketing	6,097	5,388
Technology	4,951	3,298
General and administrative	2,752	3,151
Share-based compensation	1,342	1,240
Depreciation and amortization	1,491	1,204

	16,633	14,281

Loss from operations	(4,155)	(2,361)

Finance costs (income)	(717)	146
Foreign exchange loss	54	1,791

	(663)	1,937

Net loss before income taxes	(3,492)	(4,298)

Income taxes	70	(48)

Net loss for the period	(3,562)	(4,250)

Basic and diluted net loss per share	(0.06)	(0.07)

Other Comprehensive Income (Loss)

Items that may be subsequently reclassified to net income:
Exchange gain (loss) on translating foreign operations	(300)	234

Comprehensive loss for the period	(3,862)	(4,016)

AcuityAds Holdings Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)
For the three months ended March 31, 2023 and 2022

	2023	2022
Cash provided by (used in)

Operating activities
Net loss for the period	$(3,562)	$(4,250)

Adjustments to reconcile net loss to net cash flows
Depreciation and amortization	1,491	1,204
Finance costs (income)	(717)	146
Share-based compensation	1,342	1,240
Foreign exchange loss	54	1,791
Income tax expense (income)	70	(48)
Change in non-cash operating working capital
Accounts receivable	6,684	6,440
Prepaid expenses and other	(875)	768
Other assets	10	-
Accounts payable and accrued liabilities	(7,611)	(5,459)
Income taxes paid	(27)	48
Interest (paid) received, net	751	(112)

	(2,390)	1,768

Investing activities
Additions to property and equipment	(294)	(81)
Additions to intangible assets	(1,206)	(824)

	(1,500)	(905)

Financing activities
Repayment of term loans	(653)	(777)
Proceeds from international loans	13	537
Repayment of international loans	(99)	(458)
Repayment of leases	(820)	(572)
Proceeds from the exercise of stock options	-	69

	(1,559)	(1,201)

Decrease in cash and cash equivalents	(5,449)	(338)

Impact of foreign exchange on cash and cash equivalents	(341)	(2,335)

Cash and cash equivalents – beginning of period	85,941	102,209

Cash and cash equivalents – end of period	80,151	99,536

Supplemental disclosure of non-cash transactions
Additions to property and equipment under leases	45	257